

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2020

Douglas Lindsay
Chief Executive Officer
Aaron's SpinCo, Inc.
400 Galleria Parkway SE, Suite 300
Atlanta, GA 30339-3182

>   **Re: Aaron's SpinCo, Inc.**
>   **Registration Statement on Form 10-12B**
>   **Filed November 2, 2020**
>   **File No. 001-39681**

Dear Mr. Lindsay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12B filed November 2, 2020

Exhibit 99.1
The Separation and Distribution
Reasons for the Separation, page 6

1.   We note your reasons for the separation, including that you will have a well capitalized balance sheet at the effective time of the distribution. Please revise to clarify whether, at the effective time of the distribution, you will have paid the estimated separation and distribution costs and cash transfer to the Parent.

Risk Factors
Risks Related to the Separation and Distribution , page 29

2.   We note your risks related to the separation and distribution. Please update this section to include the risks associated with estimated separation and distribution costs, as described on page 69, including any effect on your leverage position following the separation and distribution, if material.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Ta Tanisha Meadows at (202) 551-3322 or Jim Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Robert J. Leclerc, Esq.